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September 14, 2005
BY EDGAR AND UPS
Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

RE:	Avalon Pharmaceuticals, Inc. Amendment No. 4 to Registration Statement on Form S-1 File No. 333-124565
Dear Mr. Riedler:
     On behalf of Avalon Pharmaceuticals, Inc. (“Avalon” or the “Company”), this letter is in response to the staff’s letter of comment dated September 14, 2005 to Dr. Kenneth C. Carter, with respect to the above-referenced Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).
     In response to your letter, set forth below is your comment in italics followed by the Company’s response to your comment. Where indicated below, we have included changes to the disclosure in Amendment No. 5 to the Registration Statement, which we are filing contemporaneously with this response letter.
     In addition, we wanted to inform you that on September 9, 2005, the Company entered into a pilot study agreement with Novartis Institutes for BioMedical Research, Inc. (the “Pilot Study Agreement”). In addition to responding to the staff’s letter of comment dated September 14, 2005, Avalon is filing Amendment No. 5 to its Registration Statement to reflect this event. We have sent to your attention for delivery on September 15, 2005, courtesy copies of this letter and Amendment No. 5 to the Registration Statement (excluding exhibits) blacklined to show changes against Amendment No. 4 to the Registration Statement.
     Other than updating the Registration Statement to reflect this event and responding to the staff’s letter of comment dated September 14, 2005, there were no other changes. As noted in the Registration Statement, we are requesting confidential treatment for certain
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Jeffrey Riedler
September 14, 2005

portions of the Pilot Study Agreement, which was filed in its redacted form as Exhibit 10.46 to the Registration Statement. We have submitted the Company’s request for confidential treatment with respect to Exhibit 10.46 to the Commission under separate cover of letter.
Form S-1
Subsequent Events, page 43
1.	We note your response to comment 5 and reissue the comment in part. Please expand the discussion to explain why the conversion of preferred shares into common stock for preferred shareholders not participating in the line of credit financing is an incentive for existing shareholders to participate in such financing. In this regard, we note the discussion on page 94 to the effect that prior to or on completion of the public offering, all shares of your preferred stock will be automatically converted into common stock. Is there a difference in the conversion ratio for preferred shareholders participating in the line of credit financing?

Response:	We have expanded the disclosure under the section titled “Subsequent Events” in response to the staff’s comment to explain that the conversion of the shares of preferred stock held by these shareholders will occur independently of the closing of the Company’s initial public offering and, in the case of shares of Series B preferred stock held by these shareholders, at a conversion rate that will yield fewer shares of common stock to those holders than would be the case if the shares were converted automatically in connection with the Company’s initial public offering.
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     If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2741 (212) 918-3651 or Stephanie D. Marks at (212) 918-3651.

Very truly yours,
/s/ Michael J. Silver

Michael J. Silver

cc:	Kenneth C. Carter, Ph.D. Gary Lessing Tom G. David